CARTER LEDYARD & MILBURN LLP
Counselors at Law
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Washington, DC 20001-3893
Steven J. Glusband	2 Wall Street	(202) 898-1515
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Direct Dial: 212-238-8605	Tel (212) 732-3200	New York, NY 10022-6856
E-mail: glusband@clm.com	Fax (212) 732-3232	(212) 371-2720

August 3, 2010

Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EZchip Semiconductor Ltd.
Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 25, 2010 File No. 000-20860

Dear Mr. Shuman:

We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to Mr. Dror Israel, Chief Financial Officer of EZchip Semiconductor Ltd. (the “Company”), dated July 27, 2010, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on March 25, 2010 (the “Form 20-F”).

We have repeated the Staff’s comment in italics and boldface and set forth our response in plain type below the comment.

Item 3. Key Information

D. Risk Factors

"If third- party manufactures and other suppliers terminate our arrangement with them, or amend them in a manner detrimental to us...." page 11

1.
We note that your network processor chips are manufactured by third party subcontractors and that your major subcontractors accounted for approximately 83% of your cost of revenues for the fiscal year ended 2009. We further note that in response to our comment letter dated April 15, 2009, you filed as an exhibit to your Form 20-F your agreement with eSilicon Corporation. Please provide us with your analysis as to whether you are materially dependent on any other supply agreements with third party subcontractors. If your agreement with eSilicon Corporation is the only supply agreement for which you are materially dependent, in your future filings, consider including corresponding risk factor disclosure and revise your Business Overview section to clarify the extent to which you are dependent on this supplier. Refer to Item 4.B.6 of Form 20-F.

As disclosed in the Form 20-F, the Company is a fabless manufacturer that works through third parties to carry out the manufacturing processes for its network processing chips.  In 2009, the Company was not materially dependent on any third party subcontractor other than eSilicon Corporation.  In 2009, approximately $9.3 million of the Company’s cost of revenues (or 83% of its cost of revenues) were to major subcontractors, of which eSilicon Corporation accounted for $8.1 million.  No other subcontractor accounted for more than 10% of the Company’s cost of revenues in 2009.  The Company believes that as result of the increase in NP-3 sales in 2010, it will be less dependant on eSilicon Corporation in 2010.

The Company advises the Staff that in its future filings with the Securities and Exchange Commission it will include corresponding risk factor disclosure and revise its Business Overview section to clarify the extent to which it is materially dependent at such time on eSilicon Corporation and/or any other third party subcontractor for manufacturing network processing chips.

* * *

You are kindly requested to forward future Staff letters to my attention via facsimile 212-732-3232, as well as to the attention of Mr. Israel at facsimile +972-4-959-4166.

If you have any further questions, please do not hesitate to contact Mr. Dror Israel at +972-4-959-6602 or me at 212-238-8605.

Very truly yours,

/s/Steven J. Glusband

Steven J. Glusband

SJG:sr
cc:	Stephani Bouvet, Division of Corporation Finance, Securities and Exchange Commission
Dror Israel, Chief Financial Officer, EZchip Semiconductor Ltd.